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                                                                    Exhibit 99.1


               FORM OF LETTER TO WESTERN RESOURCES SHAREHOLDERS


                    Westar Industries Letterhead and Phone

                                                              ___________, 2001

To:  Shareholders of Western Resources, Inc. on ________, 2001

Dear Shareholders:

          I am pleased to send you the attached prospectus (and subscription instructions) concerning a rights offering ("Rights Offering") that will result in the creation of a public market for the common stock of Westar Industries, Inc. ("Westar Industries"). As a holder of Western Resources, Inc. ("Western Resources") common stock, stock options and restricted share units you will receive non-transferable rights ("Rights") to purchase shares of Westar Industries common stock (the "Common Shares"). Each Right entitles the holder thereof to purchase one Common Share (the "Basic Subscription Privilege") at $[ ] per share (the "Subscription Price"). Each Right also entitles the holder to "over-subscribe" at the Subscription Price per share for Common Shares (the "Over-Subscription Privilege") that are not otherwise purchased pursuant to the exercise of Rights. The amount of additional Common Shares for which each holder may subscribe for pursuant to the Over-Subscription Privilege is the higher of
(1) five times the number of Rights such holder received in the Rights Offering or (2) 100 Common Shares.

          Each holder of Western Resources common stock, stock options and restricted share units at the close of business on April [ ], 2001 (the record date for the distribution of the Rights) will receive one Right for every six shares of Western Resources common stock, or every six shares underlying stock options or restricted share units, he or she owns on that date (for example, if you own 600 shares of Western Resources common stock, you can purchase up to 100 shares of Westar Industries common stock pursuant to your Basic Subscription Privilege).

          Prior to the Rights Offering, there has been no public market for the Rights or the Common Shares. The Rights are not transferable, and therefore there will be no public market for the Rights. Application has been made to list the Common Shares on the NYSE.

          The Rights are set to expire at 5:00 P.M., New York City time, on [ ], 2001 (the "Expiration Date"), unless we extend the Expiration Date. Accordingly, if you wish to take advantage of your Rights, you will need to exercise them before that time.
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          Once you have exercised your Rights or your Over-Subscription
Privilege, your exercise may not be revoked unless the Expiration Date is extended for more than thirty days or a material change in the terms of the Rights Offering is made.

          Westar Industries is principally engaged in the monitored security business through Protection One, Inc. ("Protection One") and Protection One International, Inc. and Protection One (UK) plc (collectively, referred to in the prospectus as "Protection One Europe"), which provide monitored security services to approximately 1.5 million customers in North America, the United Kingdom and continental Europe. Westar Industries owns approximately 85% of Protection One and 100% of Protection One Europe. Westar Industries also owns approximately 45% of ONEOK, Inc., an Oklahoma based company that purchases, gathers, processes, transports, stores, distributes and markets natural gas, an approximately 17% common stock interest in Western Resources and a receivable owed to us by Western Resources in the amount of approximately $117.6 million at March 31, 2001. Following the Rights Offering, assuming full exercise of the Rights, Western Resources will continue to own approximately 85.7% of the Westar Industries common stock. By conducting the Rights Offering, Westar Industries will become a separate publicly traded company. This will separate Western Resources' regulated electric utility business from Western Resources' other non-regulated businesses. Western Resources may sell additional Common Shares prior to the separation and intends to complete the separation through a distribution of the remaining 85.7% of the Common Shares immediately prior to the planned merger of Western Resources and the Public Service Company of New Mexico.

          The attached prospectus contains important information about the Rights Offering and Westar Industries' business. We encourage you to read it carefully. You are not required to exercise your Rights.

          For United States federal income tax purposes, the receipt of Rights in the Rights Offering by holders of Western Resources common stock (other than the Western Resources Employees' 401(K) Savings Plan and employees or former employees of Western Resources receiving Rights in the Rights Offering by reason of holding outstanding stock options or restricted share units) will be treated as a taxable dividend in an amount equal to the fair market value of the Rights, which we currently estimate to be $[ ] per right. The exercise of the Rights will not cause you to recognize taxable income, gain or loss, and the Common Shares you receive from the exercise of those Rights will have a basis equal to the value of the Rights on the date of distribution plus the Subscription Price paid. In general, if your Rights expire unexercised, you will have a capital loss equal to the value of the Rights on the date of distribution. Utilization of such capital loss is subject to limitations.

          In the case of employees and former employees of Western Resources who receive Rights in the Rights Offering by reason of holding outstanding stock options or restricted share units, the receipt of such Rights will not be a taxable event but the exercise of such Rights will result in taxable income at the time of exercise in an amount equal to the difference between the

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then fair market value of the stock and the cash Subscription Price. The expiration of such Rights unexercised would have no tax consequences for such employees or former employees.

Participants in the Western Resources Employees' 401(k) Savings Plan who have any portion of their accounts invested in the Western Resources Company Stock Fund will receive an allocation of Rights in the Rights Offering to their respective plan accounts based on the number of shares of Western Resources common stock allocated to their respective accounts. Neither the receipt of such Rights nor the exercise of such Rights within the plan accounts will be a taxable event. The participant will not be taxed on amounts held in his or her account until the participant receives distributions from the plan. Please read the information set forth under the caption "Certain Federal Income Tax Consequences" in the attached prospectus and consult your own tax adviser with respect to the income tax consequences to holders of Rights in the Rights Offering.

If you have any questions concerning the Rights Offering, you should contact the
                              Information Agent :
                  Georgeson Shareholder Communications Inc.:
                            For registered holders
                           Toll free (888) 363-6643
                     For Banks and Brokers (212) 440-9800

          Thank you for your consideration.

                                                Sincerely,

                                                Westar Industries, Inc.

                                                Name:______________________
                                                Title:_____________________